650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 2, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jay Ingram Erin Jaskot Rufus Decker Nudrat Salik

Re:

SolarCity Corporation

Registration Statement on Form S-1

Filed June 18, 2013

Amendment No. 2 to Registration Statement on Form S-1

Filed on August 2, 2013

File No. 333-189404

Registration Statement on Form S-1

Filed June 18, 2013

Amendment No. 2 to Registration Statement on Form S-1

Filed on August 2, 2013

File No. 333-189405

Ladies and Gentlemen:

On behalf of SolarCity Corporation (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 15, 2013 relating to the Company’s Registration Statement on Form S-1 (File No. 333-189404) (the “Notes Registration Statement”) and Registration Statement on Form S-1 (File No. 333-189405) (the “Common Stock Registration Statement”), each filed with the Commission on June 18, 2013, and each as amended by an Amendment No. 1 to such registration statement filed with the Commission on June 21, 2013 (as amended, the “Notes Registration Statement” and the “Common Stock Registration Statement,” respectively, and together the “Registration Statements”).

Through EDGAR, the Company is concurrently filing Amendment No. 2 to the Notes Registration Statement (“Notes Amendment No. 2”) and Amendment No. 2 to the Common Stock Registration Statement (“Common Stock Amendment No. 2” and together with Notes Amendment No. 2, the “Amendments”).

AUSTIN    BRUSSELS    GEORGETOWN,DE    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

August 2, 2013

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in these offerings in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that there are no written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that such materials are presented to potential investors or used, the Company will supplementally provide copies to the Staff.

2.	Prior to the effectiveness of your registration statements, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

The Company acknowledges the Staff’s comment and will so inform the Staff of such FINRA clearance once available.

3.	To help us better understand why you are pursuing a convertible bond offering with a related stock-loan facility, please explain the principles you considered in structuring these offerings, describe the market dynamics that are in play, and clarify the impact on the stability of SolarCity’s share price in the near and long term. In responding to this comment, please address how the share lending arrangement facilitates the convertible bond offering, in particular how the share lending arrangement enabled SolarCity to obtain terms with respect to the convertible bond offering “more favorable to [it] than [it] could have otherwise obtained.”

To understand why the Company is pursuing a convertible note offering with a related stock-loan facility, it is important to explain the economics behind a prospective purchaser’s decision to purchase the convertible notes and the interrelationship between the convertible note offering and the stock loan facility.

Since the convertible notes are convertible into shares of the Company’s common stock, the trading price for the convertible notes is dependent on the trading price of the underlying common stock. Many investors in convertible notes elect to hedge their so called “long position” in the notes and the underlying common stock that results from their economic exposure to fluctuations in the price of the underlying common stock by entering into a so-called “short position” that is designed to economically reduce or eliminate their exposure to fluctuations in the trading price of the underlying common stock. In most convertible note offerings, the investors in the convertible note offering create this short position by borrowing shares of the underlying common stock from stock lenders and selling those borrowed shares in the open market. However, this strategy depends upon a sufficient number of shares of the underlying stock being available for such investors in the proposed convertible note offering to borrow from stock lenders in the marketplace.

Securities and Exchange Commission

August 2, 2013

In the case of the Company, the underwriters have advised the Company that there is not a sufficient number of shares of the Company’s common stock available to be borrowed in the market in order for potential investors in the convertible notes to create their requisite short positions and that the cost of borrowing those shares that are available substantially exceeds the cost of borrowing shares in the market for the typical convertible note issuer. As a result, prospective purchasers may be unwilling to participate in the offering of the convertible notes, making it challenging for the Company to issue the intended amount of convertible notes, or, alternatively, prospective purchasers may demand significantly better commercial terms, such as a higher coupon or lower conversion rate, in connection with the convertible note issuance, either of which would be adverse for the Company. The Company, by agreeing to lend shares of its common stock in the manner described below, will facilitate the ability of prospective purchasers to synthetically establish their short position through the hedging transactions described in more detail below, and as a result the Company will be able to issue the convertible notes on much more favorable economic terms.

To facilitate the hedging transactions, Goldman Sachs Financial Markets, L.P. (“GSFM”) proposes to borrow shares from the Company under the Share Lending Agreement. The borrowed shares under the Share Lending Agreement will be newly issued shares that are validly issued, fully paid and non-assessable under Delaware corporate law. GSFM will pay to the Company a loan fee for the borrowed shares equal to the par value of such shares ($0.0001 per share). GSFM will sell the borrowed shares to the underwriters in the common stock offering (Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated). The underwriters plan to sell all the borrowed shares in an underwritten, firm commitment, fixed price offering pursuant to the Common Stock Registration Statement.

By borrowing shares and selling them to the common stock underwriters, GSFM would create a short position in the Company’s common stock (given that GSFM is required under the terms of the Share Lending Agreement to return shares of the Company’s common stock that GSFM no longer owns as a result of the sale to the underwriters described above). GSFM plans to hedge this short position for its own account by entering (either directly or through an affiliate) into cash-settled only total return swap transactions (pursuant to which GSFM synthetically establishes a long economic position in the Company’s common stock) with convertible note investors that wish to hedge their position in the notes by establishing a synthetic short position with respect to the underlying common stock. Pursuant to the terms of the cash-settled only total return swap transactions, GSFM or its affiliate will be entitled to cash payments from the convertible note investor counterparties as a result of any appreciation in the price of the shares during the term of the transactions. These counterparties to the cash-settled only total return swap transactions will be entitled to cash payments from GSFM or its affiliate based on any stock price depreciation under the terms of the cash-settled only total return swap transactions.

To the extent that in the future holders of convertible notes elect to sell the notes or otherwise reduce their short position, they may wish to terminate all or part of the cash-settled only total return swap

Securities and Exchange Commission

August 2, 2013

transactions, resulting in a payment to or from GSFM or its affiliate, depending on the price of the Company’s common stock at that time. To the extent that other investors express an interest in entering into cash-settled only total return swaps, GSFM or its affiliate may enter into such transactions to replace the cash-settled only total return swap being terminated. Alternatively, GSFM could enter into other hedges such as purchases of shares of the Company’s common stock in the open market, which could be delivered to the Company to close out GSFM’s short position pursuant to the Share Lending Agreement or retained by GSFM. If those shares are retained, GSFM could sell those shares at a later time and enter into, directly or through an affiliate, additional cash-settled only total return swaps.

In a typical convertible note offering, the short selling activity effected by convertible note purchasers that hedge their so called “long position” in the notes will result in downward pressure on the price of the common stock. Similarly, the sale of the borrowed shares in the underwritten offering of the borrowed shares is likely to create downward pressure on the common stock, and may result in a decrease in the price of the stock. Given the organized nature of the sale of the common stock in the common stock offering, the price impact of such sale may differ from what would have resulted from short sales by convertible note investors in the open market.

While investors in the Company’s proposed convertible notes offering who have hedged their “long position” in the notes through the cash-settled total return swaps described above may sell any shares they receive upon conversion, those sales may be offset by the purchases of common stock by GSFM to close out its short position and return shares to the Company.

Registration Statement on Form S-1 (333-189404)

Calculation of Registration Fee

4.	We note that you are registering an indeterminate number of shares of common stock into which the Notes may be converted. Please note that Rule 416 can only be used to provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. You must make a good-faith estimate of the maximum number of shares that you may issue on conversion to determine the number of shares to register. If the number of registered shares is less than the actual number issued, you must file a new registration statement to register the additional shares. See Question 213.01 of Securities Act Rules Compliance & Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised the registration fee table on the Notes Registration Statement to include a good-faith estimate of the maximum number of shares that the convertible notes may be converted into based on the current market price of the Company’s common stock.

Securities and Exchange Commission

August 2, 2013

Incorporation by Reference, page ii

5.	We note that you are incorporating by reference certain reports and other documents subsequently filed by you after the date of the prospectus and prior to the date of effectiveness of the registration statement. Please note that any report filed after the filing date but prior to effectiveness may only be incorporated through the filing of a pre-effective amendment that includes a specific reference to such report. See Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Please revise the registration statement. Please similarly revise Form S-1 (333-189405).

The Company has revised the “Incorporation by Reference” section of each Registration Statement per the Staff’s comment.

Exhibit 5.1

6.	Please have counsel revise the legal opinion to opine on the Conversion Shares that are being registered. Please also have counsel remove the assumptions contained in clause (vii) and (viii) as such assumptions will undermine the opinion of counsel relating to the Conversion Shares. See Staff Legal Bulletin No. 19 (October 2011).

The Company has filed the revised legal opinion of counsel to opine on the Conversion Shares and to remove the two assumptions in response to the Staff’s comment.

Registration Statement on Form S-1 (333-189405)

General

7.	We note that the common stock you are registering will be loaned to Goldman Sachs Financial Markets, L.P., which will then use the short position created by the share loan and the short sales of the borrowed shares to facilitate transactions by which investors in the convertible notes may hedge their investments through privately negotiated derivatives transactions. Although you provide some general disclosure on page 48, the mechanics of the transaction are unclear. Please supplementally advise us of the precise structure of the transaction beginning with the “offering period” referenced on page 48 through the repayment of the borrowed shares by Goldman Sachs. You may wish to utilize a hypothetical example to illustrate the characteristics of the transactions, however, please ensure that your supplemental response addresses the following:

•	The identity of the potential purchasers of common stock, including whether the offering is limited to holders of the registered convertible notes;

•

When and how you have identified, or will identify, potential investors in both the convertible notes and common stock offerings, and what will be involved in the “customary negotiations” with such potential investors;

Securities and Exchange Commission

August 2, 2013

•

The specific communications made, and materials that have been used, or will be used, in connection with soliciting indications of interest and conducting “customary negotiations,” with both potential purchasers of common stock and potential convertible noteholders, including how such communications qualify as permitted communications under Section 5 of the Securities Act;

•

The specific process that will be involved in the negotiation of the “clearing price,” including whether any participants in this process should be identified as underwriters under Section 2(a)(11) of the Securities Act;

•

How and when the amount of shares to be sold in the offering will be determined, taking into account the provision in Section 8(d) of the Share Lending Agreement that states that Goldman Sachs intends to sell the loaned shares only to the extent necessary to facilitate the hedging transactions; and

•

The specific structure of the derivatives transactions that will be entered into by the convertible noteholders, including when the convertible noteholder will enter into the transaction, what shares will be used in the transaction, if any, who will be the counterparty to the transaction, the specific involvement of Goldman Sachs in the transaction, including any position in SolarCity securities that will be held by Goldman Sachs, and whether the hedging transactions are limited to holders of the registered convertible notes.

In response to the Staff’s comment, the Company respectfully advises the Staff that the common stock offering will not be limited to holders of registered convertible notes, but will rather be marketed to a mix of retail and institutional investors, consistent with typical marketing efforts that the underwriters would use for a standard common stock offering.

Potential investors in both the convertible note and common stock offerings will be identified in a manner consistent with a typical registered offering. The Company and the underwriters expect such potential investors to include, but not necessarily be limited to, existing investing clients of the underwriters and additional investors that the underwriters and the Company identify. The term “customary negotiations” is intended to refer to the traditional bookbuilding process in which the “clearing price” is determined based on indications of interest.

The Company further advises the Staff that there will be no written communications to investors in connection with the convertible note and common stock offerings other than a prospectus, a Rule 433 free writing prospectus or a Rule 134 communication. All other soliciting materials will be oral. The common stock offering will be marketed in a manner consistent with a typical common stock offering, and the convertible note offering will be marketed in a manner consistent with a typical convertible notes offering. The Company has been advised by the underwriters that the investors in the common stock offering will likely be different from investors in the convertible note offering and, as described below, to the extent convertible note investors enter into cash-settled total return swaps with GSFM or its affiliates, they will not receive allocations in the common stock offering.

Securities and Exchange Commission

August 2, 2013

As noted above, the “clearing price” will be determined through a traditional bookbuilding process. The “clearing price” will be based on (i) the number of shares of common stock that can be sold and (ii) the size of the short position that convertible note holders seek to establish, based on indications of interest from potential convertible note investors. The Company and the underwriters do not anticipate special negotiations with particular investors. Parties who are entering into the hedging transactions cannot participate in the common stock offering. Other than the underwriters currently named in the prospectus for the share lending program, neither the Company nor the underwriters expect that any of the participants in the process should be identified as underwriters under Section 2(a)(11) of the Securities Act.

The Company advises the Staff that the number of shares to be sold in the common stock offering will be determined at the time the common stock and convertible note offerings are priced. The number of shares to be sold in the offering is expected to be determined based on aggregate indications of interest in the hedging transactions from convertible notes purchasers (which, in turn, will depend on, among other things, the size of the convertible notes offering and the size of the conversion premium). The number of shares of common stock to be sold will be no greater than the number of shares underlying the convertible notes.

The Company advises the Staff that, as described in the response to comment 3 above, the initial hedging transactions that will be entered into by many convertible note holders will be structured as cash-settled only total return swaps that reference the Company’s common stock. These hedging transactions will be entered into substantially contemporaneously with the sale of the convertible notes. These hedging transactions do not entail a sale or exchange of actual shares. However, these hedging transactions will reference the Company’s common stock, and the initial reference price will be equal to the offering price of the borrowed common stock. The counterparties to the hedging transactions will be GSFM or its affiliates, and will vary based on the party with which each such convertible note holder has a trading relationship. To the extent the counterparty is a GSFM affiliate, such affiliate will be expected to enter into back-to-back intercompany cash-settled only total return swaps or their equivalent, directly or indirectly, with GSFM. Upon consummation of the Share Lending Agreement and the hedging transactions with prospective purchasers of the convertible notes, which will offset the effect of price changes with respect to its obligation to purchase shares to return to the Company, GSFM expects to be fully hedged from the equity price risk of the common stock. In the event that investors wish to unwind the hedging transactions, GSFM (or its affiliate) may enter into additional cash-settled only total return swaps, purchase shares of the Company’s common stock or enter into other hedging transactions. GSFM will own these shares for its own account and, among other activities, may subsequently return any shares so purchased, lend them to other convertible note investors, or sell the shares and enter into additional cash-settled only total return swaps or other hedging transactions.

The Company further advises the Staff that the hedging transactions entered into in connection with the offering of the notes will be limited to purchasers of the registered convertible notes.

Securities and Exchange Commission

August 2, 2013

8.	We note that the borrowed shares will be returned to SolarCity by the share borrower. However, the filing does not discuss the methods through which these borrowings would be closed out by the share borrower. With a view towards disclosure, please describe how the share borrower intends to obtain the shares that it will return to SolarCity. For example, does the share borrower intend to purchase in the public market the shares that it returns to SolarCity? Please also clarify whether the share borrower can use any form of consideration other than shares of SolarCity common stock, such as cash, to close out its borrowings under the Share Lending Agreement. In this regard, we note Section 10(c) of the Share Lending Agreement. If cash can be given to close out the borrowings under the Share Lending Agreement, please explain what SolarCity’s intentions are with respect to the cash and reconcile the receipt of cash with your existing disclosure that SolarCity will not receive proceeds from the offering.

GSFM generally expects to close out its short position and return the shares of the Company’s common stock to the Company by purchasing such shares in the open market. As noted above in the response to comment 7, it is expected that GSFM or its affiliates will receive or make a payment in connection with settlements of the cash-settled only swap transactions (which are expected primarily to take place following the maturity of the notes) based on the appreciation or depreciation, respectively, of the common stock during the term of the swap transactions. At such times, if it has not put on other hedges, GSFM would generally acquire in the public market, either directly or through affiliates, shares of the Company’s common stock in an aggregate number that is equal to the number of borrowed shares. While GSFM is obligated to deliver the number of borrowed shares to the Company irrespective of how it funds such purchases, the proceeds of the sale of borrowed shares in the offering, plus (or minus) cash payments made or received in connection with hedging transactions described above (and ignoring any cash flows related to the financing component of any of these transactions), should approximately equal the market value of the shares of the Company’s common stock to be purchased in the market.

In certain limited situations, none of which is expected to occur, GSFM may be required to return cash in lieu of returning shares. For example, pursuant to Article 10(c) of the Share Lending Agreement, the Company may elect to have GSFM pay cash in lieu of returning shares if (i) GSFM extends the settlement of the loan with respect to some or all (as the case may be) of the borrowed shares because it reasonably determines in good faith that (a) such date is commercially impracticable due to market illiquidity, or as a result of market closure, trading suspension or deregistration of the common stock or (b) based on the advice of counsel that such extension with respect to some or all (as the case may be) of the borrowed shares is reasonably necessary to enable GSFM (or any of its affiliates) to effect purchases of the Company’s common stock related to the delivery of the borrowed shares due to the Company in connection with the Share Lending Agreement in a manner that would be in compliance with legal and regulatory requirements (I) applicable to GSFM or such affiliates in purchasing such shares of common stock or (II) if GSFM were deemed to be the Company or an affiliate of the Company, that would be applicable to GSFM in purchasing such shares of common stock, and in the case of (a) or (b), such extension continues for 60 business days and the shares are not delivered after the due date as so extended, or (ii) there has been a “Default” by GSFM and GSFM is unable to deliver the shares as a result of a “Legal Obstacle” and is unable to cure such “Legal Obstacle” within ten business days. Given the

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August 2, 2013

low likelihood of such an event occurring, the Company does not have any present expectation to receive such cash nor intentions to use such cash. Furthermore, the Company believes that any cash received by the Company in lieu of GSFM returning shares should not be deemed proceeds of the common stock offering, as such cash amounts would be determined based on the value of the common stock at settlement and not based on the price of the common stock at the time of the common stock offering.

The Company has revised pages 37 and 38 of the Common Stock Registration Statement to include additional disclosure concerning how GSFM intends to obtain shares of the Company’s common stock for return to the Company and the limited circumstances under which GSFM may return cash in lieu of shares of common stock.

9.	Describe the circumstances, if any, under which the borrowed shares, once returned, can be re-borrowed. In this regard, we note that the last sentence of Section 2(a) of the Share Lending Agreement appears to contemplate that borrowed shares could be re-borrowed.

Pursuant to Section 4(a) of the Share Lending Agreement, all or a portion of the loan is terminated by transferring the corresponding number of borrowed shares to the Company effective immediately upon delivery of the borrowed shares (the “Returned Shares”). Pursuant to clause (c) of the definition of “Maximum Number of Shares” in Section 1 of the Share Lending Agreement, such termination reduces the “Maximum Number of Shares” under the Share Lending Agreement. The last sentence of Section 2(a) is intended to clarify that these Returned Shares may not be re-borrowed by GSFM under the Share Lending Agreement, and the parties have further revised this provision as follows to reflect that intent: “Any Loaned Shares that have been transferred to Lender by Borrower may not be reborrowed.”

10.	Please clarify the nature of the offering, including whether the offering will commence immediately after the date of effectiveness and be complete within 30 days and whether the offering is being conducted on a firm commitment or best efforts basis.

The Company advises the Staff that the offering of the shares of the Company’s common stock by the underwriters will be conducted on a firm commitment basis per the underwriting agreement promptly upon effectiveness of the Registration Statement, and will be concurrent with the offering of the convertible notes, all as described in the response to comment 3 above. The Company has revised the “Underwriting” section in the Common Stock Registration Statement in response to the Staff’s comment.

11.	We note that Elon Musk and Lyndon R. Rive intend to purchase up to an aggregate of 560,000 shares of common stock in this offering, “subject to compliance with and satisfaction of applicable corporate and regulatory approvals.” Please describe the applicable corporate and regulatory approvals associated with the purchases by Messrs. Musk and Rive. Also, please confirm that Messrs. Musk and Rive intend to purchase their shares from the amount of shares being loaned pursuant to the Share Lending Agreement. Please also advise whether Messrs. Musk and Rive will participate in the “customary negotiations” to be conducted by Goldman Sachs with respect to the borrowed shares held by Goldman Sachs, and whether they will be a party to, or otherwise involved in, any derivatives transactions entered into by the convertible noteholders.

Securities and Exchange Commission

August 2, 2013

The Company has revised the disclosure in both Registration Statements in response to the Staff’s comment to remove the compliance conditions for the purchases by Messrs. Musk and Rive given that these conditions either have now been satisfied or will be satisfied prior to commencing of the offering. The Company supplementally advises the Staff that the Audit Committee of the Board of Directors of the Company will consider whether to approve the purchases by Messrs. Musk and Rive as related party transactions and such purchases will only occur if approved. The Company further advises the Staff that the Company has completed its analysis to determine that there are no other corporate or regulatory approvals required for the purchases.

The Company supplementally informs the Staff that, as explained in the response to comment 7 above, the 2.8 million of shares of common stock are being sold in an underwritten public offering by the underwriters. Messrs. Musk and Rive intend to purchase an aggregate of 560,000 shares of such 2.8 million shares. Messrs. Musk and Rive will own these shares outright, and they will not be a party to, or otherwise involved in, any derivatives transactions entered into by the convertible note holders, nor will they be involved in any of the “book-building” “customary negotiations” conducted by Goldman Sachs during the offering period with potential purchasers of the shares. The Board of Directors of the Company will establish a pricing committee that will determine the public offering price and parameters of the convertible note and common stock offerings, and Messrs. Musk and Rive will not be members of that pricing committee.

12.	Please advise us supplementally whether any of the underwriters or potential offering participants have open short positions. Specify when the short position was initiated and indicate whether it was originated in reliance on or upon the belief that the completion of these offerings would produce a sufficient supply of shares that would allow the underwriters or offering participants to establish a hedging position. Also, advise us whether you or the underwriters intend to implement procedures limiting who may purchase common shares in the registered offering, include how such procedures will be enforced.

The Company supplementally informs the Staff that each of the underwriters engages in market making and related activities in connection with which it may from time to time establish and adjust long or short positions in a wide variety of U.S. publicly traded securities, including the Company’s common stock. As of the date of this response letter, the underwriters have certain long and short positions in the Company’s common stock (as well as in numerous other stocks) as a result of these activities. The short positions in the Company’s common stock were not established in reliance on the Share Lending Agreement that GSFM proposes to enter into with the Company in connection with this offering, but were part of each underwriter’s general market trading activity. Each of the underwriters has advised the Company that it intends to implement procedures which prohibit entities that enter into hedging transactions (i.e. the cash-settled only total return swaps described above) with such underwriter in connection with the convertible note offering from purchasing shares in the registered common stock offering.

Securities and Exchange Commission

August 2, 2013

13.	Please provide us with your analysis as to the applicability of and compliance with Regulation SHO and Regulation M in connection with these transactions.

The Company has been advised by the underwriters that they and their affiliates intend to comply with the provisions of Regulation SHO, including the “marking” requirements of Rule 200(g), the “circuit breaker” requirements of Rule 201 and the “locate” requirements of Rule 203(b)(1).

With respect to Regulation M, the underwriters will conduct a fixed price offering of the Company’s common stock. The Company will be in compliance with Regulation M because it will not purchase any common stock during the applicable restricted period. GSFM will enter into cash-settled only total return swap transactions, which are not prohibited by Regulation M. The underwriters will make purchases of common stock from GSFM, which will be exempt from Regulation M under Rule 101(c)(1).

14.	Given that Goldman Sachs is the borrower under the Share Lending Agreement, please clarify the role that will be played by Credit Suisse and BofA Merrill Lynch in the offering.

As described in the response to comment 3 above, GSFM will borrow shares from the Company pursuant to the Share Lending Agreement. GSFM will sell the borrowed shares to Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of which is acting as an underwriter in the common stock offering.

15.	Please revise the prospectus to describe in greater detail what effect the hedging transactions facilitated by the share borrower may have on the market price of SolarCity’s common stock, including the impact, if any, of the methods through which the share borrower will acquire shares of common stock to return to SolarCity. Such description should be more detailed than the disclosure provided on pages 29 and 37.

The Company has revised pages 40 and 29 of the Note Registration Statement and the Common Stock Registration Statement, respectively, per the Staff’s comment.

Capitalization, page 34

16.	Please provide pro forma statements of operations information pursuant to Article 11 of Regulation S-X. Please clearly show in the notes how you computed each as adjusted balance sheet and statement of operations amount, including any amounts related to the share lending agreement. Your disclosures should include a discussion of any significant assumptions and estimates used to arrive at the amounts. Please similarly revise Form S-1 (333-189404).

In response to the Staff’s comment, the Company supplementally advises the Staff that the convertible notes and the Share Lending Agreement would only impact the interest expense in the Company’s pro forma consolidated statement of operations. The Company has added footnote disclosure to the “Capitalization” table on pages 44 and 34 of the Note Registration Statement and the Common Stock Registration Statement, respectively, to disclose the impact of the convertible notes and the Share Lending Agreement on interest expense.

Securities and Exchange Commission

August 2, 2013

The Company supplementally advises the Staff that the fair value of the Share Lending Agreement would be recorded as debt issuance costs and would be included in the consolidated balance sheet as a component of other assets and amortized over the term of the share lending arrangement. The Company has added footnote disclosure to the “Capitalization” table on pages 44 and 34 of the Note Registration Statement and the Common Stock Registration Statement, respectively, to disclose such accounting treatment. The Company will determine the estimated fair value of the Share Lending Agreement upon the closing of the note offering, and will disclose such amount in future filings with the Commission.

Share Lending Agreement; Concurrent Offering of Convertible Notes, page 36

17.	Please help us better understand how you determined this will be an equity-classified share lending agreement. Please specifically address your consideration of ASC 480, with specific reference to ASC 480-10-25, and ASC 815, with specific reference to ASC 815-40-15 and 40-25.

In response to the Staff’s comment, the Company respectfully notes that the balance sheet classification of a share lending arrangement should first be evaluated under ASC 480, Distinguishing Liabilities from Equity and ASC 815-40, Contracts in Entities Own Equity, a sub topic under ASC 815, Derivatives and Hedging. If the arrangement qualifies for equity classification it would then be accounted for under the guidance in ASC 470-20.

Analysis under ASC 480

In determining the classification of a share lending arrangement in conjunction with ASC 480, the issuer should consider whether the share lending arrangement embodies any obligation on the part of the issuer to either transfer assets or deliver shares after inception.

ASC 480-10-25 distinguishes liabilities from equity for certain freestanding financial instruments. The guidance requires liability classification for the following three types of instruments:

i.	mandatorily redeemable shares;

ii.	obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts); and

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August 2, 2013

iii.	instruments that embody a conditional obligation, or shares that embody an unconditional obligation, to issue a variable number of the issuer’s equity shares and at inception, the monetary value of the obligation is based solely or predominantly on:

•	a fixed value known at inception (e.g., an obligation to deliver shares with a fair value at settlement equal to $1,000);

•	variations in something other than the fair value of the issuer’s equity shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold); or

•	variations that move in the opposite direction to changes in fair value of the issuer’s shares (e.g., net share settled written put options).

The Company has noted the following:

•

The Share Lending Agreement is not a financial instrument issued in the form of a share, rather it is a financial instrument involving the issuer’s equity other than an outstanding share. Therefore, the concepts of mandatorily redeemable shares were not applicable to the arrangement. Further, and for the avoidance of doubt, the existence of the arrangement does not create a requirement for the Company to mandatorily redeem the shares underlying the arrangement. At termination of the arrangement, the borrower would return the shares to the Company for no consideration.

•	There are no provisions in the Share Lending Agreement that may require the Company to repurchase the borrowed shares by transferring assets.

•

There is no conditional obligation to issue a variable number of shares. The number of shares issuable is fixed at inception, other than for changes due to standard anti-dilution provisions (e.g., stock dividend, stock split or reverse stock split).

The Share Lending Agreement therefore does not qualify for liability classification under ASC 480.

Analysis under ASC 815-40

Since the Company has concluded that the Share Lending Agreement does not qualify for liability classification under ASC 480, the Company then assessed if the Share Lending Agreement is equity classified under ASC 815-40. The analysis under ASC 815-40 requires an assessment of whether the arrangement is indexed to the Company’s own stock under ASC 815-40-15, and then further assessment under ASC 815-40-25 to determine if the arrangement is classified in stockholder’s equity.

The analysis under ASC 815-40-15 requires the application of a two-step approach—first, the evaluation of an instrument’s contingent exercise provisions, and second, the evaluation of the instrument’s settlement provisions.

Securities and Exchange Commission

August 2, 2013

In the first step, any contingent provisions that affect the holder’s ability to exercise the option are analyzed. The Company notes that the contingent exercise provisions, i.e. events that trigger the return of the shares, include:

•	any time and at the borrower’s option, the borrower’s election to return all or a portion of the borrowed shares to the Company for no consideration (Section 4(a));

•

on the 5th trading day immediately following the date the Company or the trustee for the convertible notes provides notice to the borrower that the convertible notes have been redeemed, repurchased, converted or otherwise acquired for value (Section 4(b));

•	in the case of a “Default” as defined in the Share Lending Agreement (Section 4(c)); and

•

if at any time the aggregate number of borrowed shares outstanding under the Share Lending Agreement exceeds the maximum number of shares, then the loan (or portions thereof) to the extent of such excess number of shares shall immediately terminate and the excess number of borrowed shares shall be delivered by borrower to Company, without any consideration being payable to borrower (Section 4(d)).

The Company noted that such contingent exercise options are not based on an observable market or index based on other than the Company and its operations and concluded that such provisions would not affect the conclusion that the Share Lending Agreement is indexed to the Company’s own stock.

Application of the guidance in ASC 815-40-25 requires a review of the settlement and other terms of the contract. The Company noted that the Share Lending Agreement is settled by gross physical delivery of shares which qualifies for equity classification under ASC 815-40-25-1. However, the Company noted that while the Company has the option to require cash settlement under certain default circumstances, such provisions would not affect the equity classification.

On the basis of the above analysis, the Company has concluded that the Share Lending Agreement should be equity classified.

18.	In addition to your current disclosures regarding the expected EPS treatment of the share lending agreement, please expand your disclosures to discuss how you will account for this agreement pursuant to ASC 470-20. Please similarly revise Form S-1 (333-189404). Your disclosures should address the following:

•	how you will determine the fair value of this agreement;

•	the ongoing impact to your financial statements of this agreement; and

•	the impact a default on the agreement by the share borrower could have on your financial statements.

In response to the Staff’s comment, the Company has revised pages 45 and 38 of the Note Registration Statement and the Common Stock Registration Statement, respectively, to note that the Company will determine the estimated fair value of the Share Lending Agreement on the date of closing

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August 2, 2013

of the note offering. The fair value will be determined by assessing the impact on the coupon rate of the convertible notes with and without the Share Lending Agreement being executed contemporaneously and by calculating the present value of the future cash flow savings attributed to an estimated reduction in interest payments associated with the convertible notes over the life of the notes, using an appropriate discount rate. The Company will determine the estimated fair value of the Share Lending Agreement on the closing of the note offering and will disclose such amount in future filings.

The Company further advises the Staff that the Company has revised pages 44 and 38 of the Note Registration Statement and the Common Stock Registration Statement, respectively, to disclose the estimated fair value of the Share Lending Agreement and disclose that it will be recognized as debt issuance cost with an offset to equity-additional paid-in capital. The resulting debt issuance costs will be amortized as a component of interest expense in the consolidated statement of operations over the term of the convertible notes.

The Company has also revised pages 44 and 38 of the Note Registration Statement and the Common Stock Registration Statement, respectively, to note that if it becomes probable that the borrower will default and therefore probable that the borrower will not return the borrowed shares or pay the Company consideration equal to the then-current fair value of the borrowed shares at the maturity of the arrangement, the Company will recognize an expense with an offset to additional paid-in capital equal to the expected loss due to this default. However, the Company considers the probability of default to be remote and does not expect any such impact to the consolidated financial statements.

19.	Please show us what your disclosures will look like in future filings pursuant to ASC 470-20 50-2A and 50-2B.

In response to the Staff’s comment the Company respectfully advises the Staff that the Company expects to include the following disclosures in its future filings:

Share Lending Agreement:

In connection with the offering of its [    ] Convertible Senior Notes due 2018 (the “Convertible Notes”) in [    ] 2013, the Company entered into a share lending agreement (the “Share Lending Agreement”) between the Company and Goldman Sachs Financial Markets, L.P. (the “Borrower”) pursuant to which the Company loaned Borrower a total of 2,800,000 shares of the Company’s common stock. The Borrower sold these shares to certain underwriters, and the underwriters offered and sold such shares to the public. The underwriters received all of the proceeds from the common stock offerings. The Company received a nominal lending fee of $0.0001 per share for each share of common stock that the Company lent pursuant to the Share Lending Agreement. The purpose of the Share Lending Agreement is to facilitate the establishment of hedge positions by investors in the Convertible Notes.

The Share Lending Agreement requires that the borrowed shares be returned upon the maturity of the Convertible Notes or earlier upon the occurrence of certain specified events, including upon the redemption of the Convertible Notes or the conversion of the Convertible Notes to shares of common

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August 2, 2013

stock pursuant to their terms of the indenture governing the Convertible Notes. Borrowed shares are issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares will have all of the rights of a holder of the Company’s outstanding shares. However, because the Borrower must return to the Company all borrowed shares (or identical shares), the borrowed shares are not considered outstanding for purposes of computing and reporting the Company’s earnings per share in accordance with generally accepted accounting principles. The Borrower agreed to pay to the Company an amount equal to any dividends or other distributions that the Company pays on the borrowed shares.

There was no collateral required from the Borrower for the borrowed shares; however, the parent company of the Borrower provided a guaranty of the Borrower’s obligations under the Share Lending Agreement. In the event of default under certain circumstances specified in the Share Lending Agreement, the Company can elect to have the Borrower pay cash to the Company in lieu of returning the shares. The Company deems a default event to be remote.

The Company received a nominal fee of $280 for the borrowed shares and determined the fair value of the Share Lending Agreement was $[            ] at the date of closing of the offering of the Convertible Notes by assessing the impact on the coupon rate of the Convertible Notes with and without the Share Lending Agreement being executed contemporaneously and by calculating the present value of the future cash flow savings attributed to an estimated reduction in interest payments associated with the Convertible Notes over the life of the Convertible Notes, using an appropriate discount rate. The $[            ] fair value was recognized as a debt issuance cost and is being amortized as a component of interest expense over the term of the Convertible Notes. As of [            ], 2013, [            ] shares of common stock were outstanding under the Share Lending Agreement with an estimated fair value of $[            ] based on the closing price of the Company’s common stock as of such date. As of [            ], 2013, $[            ] had been amortized to interest expense and $[            ] was outstanding as unamortized and included within other assets on the consolidated balance sheet.

[            ]% Senior Convertible Senior Notes due 2018:

On [            ], 2013, the Company issued in aggregate principal $[            ] million (net proceeds of $[            ] million after deducting the underwriters’ discount) of Convertible Notes due [            ] 2018 (the “Convertible Notes”). The Convertible Notes are senior unsecured obligations of the Company and bear interest at a rate of [            ]% per annum, payable semi-annually in arrears on [            ] and [            ] of each year, commencing on [            ], 2013. The Convertible Notes are convertible into shares of the Company’s common stock, at the holder’s option at any time until two days preceding the maturity date. The initial conversion rate is [            ] shares of the Company’s common stock per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $[            ] per share of the Company’s common stock), subject to customary adjustments. The Convertible Notes mature on [            ], 2018, unless repurchased or converted in accordance with their terms. The Company does not have the right to redeem the Convertible Notes prior to maturity. The Company has recorded the proceeds from the issuance of the Convertible Notes, net of underwriting discounts, as debt. During the period ended [            ], 2013, the Company recorded $[            ] million as interest expense related to the amortization of discount on the Convertible Notes. Interest costs related to both the contractual interest coupon and the amortization of the discount on the Convertible Notes were $[            ]

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August 2, 2013

million for the period ended [            ], 2013. Transaction costs related to the issuance of the Convertible Notes have been accounted for as debt issuance costs and are being amortized as a component of interest expense in the consolidated income statement over the term of the notes. During the period ended [            ], 2013, the Company recorded $[            ] million related to the amortization of the convertible note issuance costs.

Underwriting; Conflict of Interest, page 46

20.	We note the disclosure in the first paragraph beneath the table that the underwriters may change the offering price and other selling terms. Please provide us with a supplemental analysis explaining your views on the applicability of “at the market” rules under Rule 415(a)(4) of Regulation C to the registered offering. In addition, please explain the manner in which you would change the selling terms and how those changes would be communicated to investors.

The Company supplementally informs the Staff that the Company and the underwriters have agreed pursuant to the terms of the underwriting agreement that the underwriters will take all of the 2.8 million shares in a firm commitment, underwritten offering (as described in the response to comment 3 above), if any of the shares are taken. As is customary, if the underwriters end up “building a book” that does not cover all 2.8 million shares, the underwriters will take the shares for their own account and will subsequently sell those “unallocated” shares from time-to-time pursuant to the various methods described in the first paragraph beneath the table under “Underwriting; Conflict of Interest.” In response to the Staff’s comment, the Company has modified the disclosure to clarify the firm commitment underwriting nature of the transaction.

In addition, the Company acknowledges that in connection with any request for the acceleration of the effective date of the Registration Statements that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 2, 2013

Please direct any questions with respect to this letter or the Registration Statements to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Executive Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive
Robert D. Kelly
Seth R. Weissman
SolarCity, Inc.

Michael A. Occhiolini
Michael E. Coke
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Thomas J. Ivey
Skadden, Arps, Slate, Meagher & Flom LLP